SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Acquires 012- Golden Lines, Leading Israeli ISP and Telephony Operator dated July 2, 2006.

     2. Press Release re Internet Gold (IGLD) To Hold Conference Call on July 5th to Discuss Acquisition of 012- Golden Lines dated July 4, 2006.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Acquires 012- Golden Lines, Leading Israeli ISP and Telephony Operator

Sunday July 2, 3:47 am ET

PETACH TIKVA, Israel, July 2 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD - News) today announced that it reached an agreement to acquire 60% of the control and equity in 012 Golden Lines Ltd ("012") according to a company valuation of US$140 million. Detailed agreement shall be signed by the parties within the coming days and will be subject to the approval of the Boards of Directors and the relevant regulatory authorities. According to the agreement, following the acquisition, the companies will act to merge 012 with Smile.Communications Ltd ("Smile.Communications ") which is a wholly owned subsidiary of Internet Gold and specializes in providing internet and international communications services.

Internet Gold is one of the pioneering internet companies in Israel which acts in this market since 1996. The company is controlled by the Eurocom Communications Group which is owned by the Elovitch family. Internet Gold operates under the brand Smile and during the beginning of this year the company have reorganized its operation and separated its activities into two wholly owned specialized subsidiaries: Smile.Communications which provides internet and international communications and, along side with it, Smile.Media which specializes in internet media and advertising, e-Commerce and paid content services.

Following the completion of the transaction and the execution of the merger, the new merged company will be one of the significant communications companies in Israel with a combined estimated revenues of NIS 1 billion and an estimated of over a third market share of the internet and international communications markets in Israel, (these revenues are in addition to the group's media businesses which are managed in the sister company Smile.Media). The newly merged company will also strive to continue its penetration into the fixed line domestic VoB telephony market in which 012 has started to play a role during the recent year and it is currently the only Israeli operator which succeeded to penetrate the fixed telephony market which is currently dominated by Bezeq and HOT Telecom 077. 012 is active in the fixed VoB domestic market under the prefix of 072.

Following the completion of the merger, Eli Holtzman, CEO of Internet Gold, will continue to manage the mother company and also the subsidiary Smile.Media Ltd. The newly merged company of 012 and Smile.Communications will be managed by Stella Hendler, CEO of 012.

"I am excited about with this acquisition and merger and believe it is a wise and correct move," said Eli Holtzman CEO of Internet Gold. "Both companies are successful enjoying superb managements which, despite heavily competitive market conditions, have succeeded to position themselves with significant market shares and high brand awareness and consumers" satisfaction. I have no doubt that this merger between our companies will create a new market force which will assist us in further strengthening our position in the communications market. Both companies have many versatile development plans in Israel and abroad and the two respective management teams are exceptional human resources which will drive the merged company into a new business era. Since the year 2000, I have strived to expand our group's activity also towards the Internet media by starting and/or acquiring several portals and e-Commerce sites. During recent months, we have decided to focus further significant efforts by building a specialized dedicated management team for Smile.Media. I am a great believer in this market and intend to invest most of my time resources in it in order to create significant market value for IGLD's investors which 100% owns both Smile.Communications and Smile.Media."

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its Smile.Communications Ltd. subsidiary offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its Smile.Media Ltd. subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group. Its shares trade under the symbol IGLD on the Nasdaq National Market and the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

    For further information, please contact:
    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236

    In Israel:
    Mor Dagan
    Investor Relations
    +972 3 516-7620

    Ms. Idit Azulay, Internet Gold
    +972 3 939-9848
    idita@co.zahav.net.il

                                                                          ITEM 2

Press Release                                              Source: Internet Gold

Internet Gold (IGLD) To Hold Conference Call on July 5th to Discuss Acquisition of 012- Golden Lines

Tuesday July 4, 3:46 am ET

PETACH TIKVA, Israel, July 4 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq
NMS: IGLD - News) invites the public to participate in a conference call to discuss its acquisition of a controlling interest in 012 Golden Lines Ltd., as announced on Sunday, July 2nd. In consideration of the July 4th holiday, the conference call has been scheduled for Wednesday, July 5th, at 10:00 A.M. Eastern Daylight Time/ 17:00 Israel Daylight time.

During the conference call, Mr. Eli Holtzman, CEO of Internet Gold will discuss the rationale and details of the transaction. Afterwards, Mr. Holtzman and Mr. Doron Turgeman, Deputy CEO and CFO of Internet Gold, will be available to answer questions.

To participate, please call one of the following access numbers several minutes before the call begins: 1-866-229-7198 from within the U.S. or 1-866-485-2399 from within Canada, 0-800-917-5108 from within the U.K., or +972-3-918-0610 from other international locations. The call will also be broadcast live through the company's Website, www.igld.com, and will be available there for replay during the next 30 days.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a strong presence across all Internet-related sectors. Its Smile.Communications Ltd. subsidiary offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services.
Its Smile.Media Ltd. subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group. Its shares trade under the symbol IGLD on the Nasdaq National Market and the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

    For further information, please contact:

    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236

    In Israel:
    Mor Dagan
    Investor Relations
    +972 3 516-7620

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  July 5, 2006